Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated June 25, 2008
TOYOTA MOTOR CREDIT CORPORATION

15NC1 6-Month USD LIBOR Range Accrual Notes (the “Notes”)

Final Terms and Conditions

Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Ratings[1]:	Aaa / AAA
Principal Amount:	$10,000,000 (subject to increase prior to Issue Date)
CUSIP:	89233PZ82
Trade Date:	June 25, 2008
Issue Date:	July 10, 2008
Stated Maturity Date:	July 10, 2023, subject to Issuer’s Call Option
Issue Price:	100.00%
Net Proceeds:	100.00%
Agent’s Discount or Commission:
0.00%.  The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

Interest Rate:
7.75% X (N/D) per annum; where,

“N” is the total number of calendar days in the applicable Interest Calculation Period on which the Reference Rate is within the Reference Rate Range; and

“D” is the total number of calendar days in the applicable Interest Calculation Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Calculation Period that is not a Business Day, the Reference Rate will be the same as the Reference Rate on the immediately preceding Business Day.

1 Toyota Motor Credit Corporation is rated Aaa by Moody’s and AAA by Standard & Poor’s. A credit rating reflects the creditworthiness of Toyota Motor Credit Corporation and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Day Count Basis / Business Day Convention:	30/360, Following, unadjusted
Interest Calculation Period:
Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Calculation Period) to but excluding the next succeeding Interest Payment Date (or Maturity, in the case of the final Interest Calculation Period).

Interest Payment Dates:	Quarterly on the 10th of each January, April, July and October, commencing October 10, 2008, subject to Issuer’s Call Option
Reference Rate Range:	0.00% < Reference Rate <= 7.00%
Minimum Interest Rate:	0.00%
Reference Rate:
6 month USD LIBOR

For any Business Day within an Interest Calculation Period, the rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such Business Day, subject to the Rate Cut Off.

Rate Cut Off:
The Reference Rate determined on the fifth Business Day preceding the applicable Interest Payment Date (or Maturity, as applicable) will apply to each of the remaining calendar days in the related Interest Calculation Period.

Business Days:	A day that is both a New York Business Day and a London Banking Day (each, a “Business Day”)
Issuer’s Call Option:
With a minimum of 10 calendar days’ notice, the Issuer has the right on July 10, 2009 (the “First Call Date”) and on each Interest Payment Date thereafter (together with the First Call Date, each a “Call Date”) to call the Notes in whole, but not in part, at the redemption price of 100% of the Principal Amount plus accrued but unpaid interest.  All amounts that may otherwise be payable following the relevant Call Date shall cease to be payable.  Notwithstanding the foregoing, all payments due on the relevant Call Date shall be made in full regardless of any call of the Notes by the Issuer.

Denominations:	$10,000 / $10,000
Calculation Agent:	Deutsche Bank Trust Company Americas
Agent:	Wachovia Capital Markets, LLC
Governing Law:	New York
Original Issue Discount:	No. Please see “United States Federal Income Tax Considerations” below.
United States Federal Income Tax Considerations:
Although the matter is not free from doubt, the Notes will, based on certain representations provided by the Agent, be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the prospectus supplement titled “United States Taxation – Material United States Tax Considerations for U.S. Holders – Original Issue Discount.”

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Risk Factors

Investing in the Notes involves a number of risks.  An investment in range accrual notes such as the Notes entails significant risks not associated with similar investments in a conventional debt security bearing interest at a fixed rate, including, but not limited to, fluctuations in the Reference Rate, and other events that are difficult to predict and beyond TMCC’s control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be Zero.

No interest will accrue on the Notes with respect to any calendar day on which the Reference Rate is outside the Reference Rate Range.  For every calendar day on which the Reference Rate is outside the Reference Rate Range, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Reference Rate is outside the Reference Rate Range with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be zero.

The Notes May Be Called At The Option Of TMCC, Which Limits Your Ability To Accrue Interest Over The Full Term Of The Notes.

TMCC may call all of the Notes for payment on any Call Date.  If TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued but unpaid interest.  In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Levels of 6 Month USD LIBOR May Affect TMCC’s Decision To Call The Notes.

It is more likely that TMCC will call the Notes prior to the Stated Maturity Date if the levels of 6 Month USD LIBOR result in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity.  If TMCC calls the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

The Yield On The Notes May Be Lower Than The Yield On A Conventional Debt Security Of Comparable Maturity.

The Notes will bear interest at a rate of 0.00% per annum with respect to any calendar day on which the Reference Rate is outside of the Reference Rate Range.  As a result, if the Reference Rate is outside of the Reference Rate Range for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period may be less than that which would be payable on conventional, fixed-rate callable debt security of TMCC of comparable maturity.

The Reference Rate On The Fifth Business Day Preceding The Applicable Interest Payment Date (Or Maturity) Will Be The Rate For The Remainder Of That Interest Calculation Period.

Because the Reference Rate on the fifth Business Day prior to an Interest Payment Date will be the Reference Rate for the remainder of the related Interest Calculation Period, if the Reference Rate for that Business Day is not within the Reference Rate Range, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Reference Rate on any of the subsequent remaining calendar days were actually within the Reference Rate Range.

Changes In Inter-Bank Lending Rate Reporting Practices Or The Method Pursuant To Which The LIBOR Rates Are Determined May Adversely Affect The Value Of Your Notes.

Concerns have been expressed that some of the member banks recently surveyed by the British Banker’s Association (“BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates.  If such under-reporting has occurred, it may have resulted in the LIBOR rate being artificially low.  If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates.  In addition, the BBA recently announced that it will change the LIBOR rate-fixing process by increasing the number of banks surveyed to set a LIBOR rate.  The BBA also indicated that it will consider adding a second rate fixing process for U.S. dollar LIBOR after the U.S. market opening, after discussion with the member banks.  The BBA is continuing to consider ways to strengthen oversight of the process.  The changes announced by the BBA, or future changes adopted by the BBA, to the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase in the reported LIBOR rates.  As a result, the probability that the Reference Rate will be outside of the Reference Rate Range may increase, and therefore may also adversely affect the value of your Notes.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.  Some Of These Factors Include:

•  Changes in the level of the Reference Rate

•  Volatility of the Reference Rate

•  Changes in U.S. interest rates

•  Redemption feature

•  TMCC’s credit rating, financial condition and results

Historical Performance Of The Reference Rate Is Not An Indication Of Its Future Performance.

Historical performance of the Reference Rate should not be taken as an indication of its future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such level will rise or fall.

Inclusion Of Commissions And Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Wachovia Capital Markets, LLC by calling toll free 1-800-326-5897.

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